4.20



March 29, 2004




Chas Radovich
BioGentec, Inc.
2445 McCabe Way, Suite 150

Irvine, CA  92614


Re:  Legal Services Rendered and Payment Therefore

Dear Chas:

     Please be advised that legal services in the sum set forth below have been rendered to BioGentec, Inc. to date by the Law Offices of Kelly S. Johnson and payment therefore is due upon the receipt hereof in accordance with our Retainer Agreement. Thank you for your courtesy.



   Monthly Retainer (October 03) = $2,500 Monthly Retainer (November 03) = $2,500 Monthly Retainer (December 03) = $2,500 Monthly Retainer (January 04) = $2,500 Monthly Retainer (February 04) = $2,500 Monthly Retainer (March 04) = $2,500

   TOTAL NOW DUE                            = $15,000
                                              -------


Very Truly Yours,


LAW OFFICES OF KELLY S. JOHNSON




KELLY S. JOHNSON
KSJ:sn